

Mail Stop 3030

May 17, 2018

Via E-mail
Lance A. Berry
Chief Financial Officer
Wright Medical Group N.V.
1023 Cherry Road
Memphis, TN 38117

Re: Wright Medical Group N.V.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-35065

Dear Mr. Berry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Critical Accounting Estimates

Business combinations, goodwill and long-lived assets, page 74

1.   We note the operating losses and net losses recorded in each of the reported periods, as well as the negative cash flows from operations recorded in fiscal 2017 and 2015. Please tell us the methods and key assumptions used to develop the estimates of future cash flows utilized in your annual evaluation of goodwill impairment. Discuss your rationale for excluding any corporate charges from these cash flows.

2.   In future filings, please provide the following disclosures for each reporting unit that is at risk of failing step one of the goodwill impairment test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumption, including specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery